

February 11, 2011

<u>Via Facsimile and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

      Re: Cedar Fair, L.P.
              Preliminary Proxy Statement on Schedule 14A
              Filed February 3, 2011 by Q Funding III, L.P.
              and Q4 Funding, L.P. , Prufrock Onshore, L.P., J. Alfred Onshore,
              LLC, Star Spangled Sprockets, L.P., Excalibur Domestic, LLC, and
              Geoffrey Raynor
              File No. 1-09444
              Soliciting Materials on Schedule 14A filed on February 8, 2011
              File No. 1-09444

Dear Mr. Raynor:

        We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Preliminary Proxy Statement on Schedule 14A

General

1. Please consistently set forth the purpose of the solicitation and ensure the accuracy of your description of material provisions of the Partnership Agreement. In this regard, we note disclosure stating the solicitation is being conducted in order to "confirm" the right of unitholders to nominate directors for election. Please revise this disclosure as it implies that the Partnership Agreement already contains provisions permitting unitholders to nominate directors. While this may be the opinion of the participants, it does not appear to be an accurate summary of the provisions included in the current Partnership Agreement. Further, please revise your disclosure to clarify wherever the vote is mentioned, that the vote is non-binding in nature.

2. Please refer to disclosure on page 16 of Cedar Fair's 2004 proxy statement. Disclosure therein states that "[d]ue to Cedar Fair's limited partnership structure, there is currently no procedure by which unitholders can _nominate_ directors. This is consistent with the general governance of limited partnerships." In light of this statement, it is not apparent that there is a basis for statements you make throughout your preliminary proxy statement and soliciting materials asserting that Cedar Fair is _now_ attempting to remove rights previously enjoyed by unitholders. Please remove such statements or implied assertions or advise.

3. Consistent with the requirements set forth in Rule 14a-9(a), please correct your disclosure in the preliminary proxy statement and include the disclosure quoted in our prior comment that appeared in Cedar Fair's 2004 proxy statement. Further, please file corrective disclosure in soliciting materials that clearly states that the limitations on the ability of unitholders to nominate directors was in fact disclosed in the 2004 proxy statement filed by Cedar Fair. In this regard, we note the interpretation you provide of such language in the soliciting materials filed on February 8, 2011. Your interpretation should be placed within the appropriate context. As such, please revise your soliciting materials to include the complete statements made by Cedar Fair regarding the lack of nomination rights, inclusive of their disclosure that such limitations were consistent with the general governance structure of limited partnerships.

4. We refer to Rule 14a-9 and prior staff oral comments with respect to the characterization of commentary giving the company an "F" in shareholder rights that appeared in the _New York Times_. In order to ensure proper characterization of the editorial blog, each time you mention the commentary, please include explicitly (as opposed to a footnote) disclosure that identifies the source as an editorial commentary.

5. Your disclosure throughout the soliciting materials and preliminary proxy statement implies that unitholders' rights with respect to the election and nomination of directors is or should be, identical to shareholders' rights with respect to the election and nomination of directors to the board of directors of a corporation. The basis for such an assertion is not apparent given that there are fundamental differences in the governance structure of corporations versus partnerships. Moreover, as noted above, the limitation in nomination rights appears to have been disclosed in the 2004 proxy statement to which you cite. Please revise your preliminary proxy and all other soliciting materials to include clarifying disclosure that removes the suggestion that that unitholders of Cedar Fair have the same rights to *nominate* management as shareholders of a corporation. Alternatively, set forth the basis for your opinion. Please also note our comment below.

6. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which should be removed absent a showing of the basis for the assertions made:

    *   "[t]he Company is now…one of the few, if not the only, large publicly traded companies attempting to disenfranchise unitholders completely…";

    *   "the company is taking the obviously absurd position that the right to "elect" directors under Delaware law does not include the power to nominate those same directors…" (emphasis added); and,

    *   "Q Investments does not believe its proposed amendment will trigger any of the concerns to be addressed by such legal opinions and therefore, believes that the majority approval threshold will apply rather than the eighty-five percent threshold…"

The Solicitation

7. It appears that you intend to solicit proxies via mail, advertisement, telephone, electronic mail, or in person. Please clarify whether you also intend to solicit via the Internet. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Soliciting Materials filed February 8, 2011

8. Refer to Rule 14a-9(b). Your disclosure implies throughout that the company may
   have intended to commit securities fraud. There does not appear to be any factual
   foundation for such statements given the fact that violations you allege may have
   occurred have not been subject to a finding of fact and/or adjudicated in a court of
   law. Given the absence of such a finding, it is inappropriate to make such statements
   in soliciting materials. Please file corrective disclosure and refrain from making such
   statements in future filings. We may have further comment.

       As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the participants are in
possession of all facts relating to the participants' disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the participants acknowledging that:

   · the participants are responsible for the adequacy and accuracy of the disclosure in
     the filing;

   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   · the participants may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

       In addition, please be advised that the Division of Enforcement has access
to all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Brian Lane, Esq.
        Gibson, Dunn & Crutcher LLP